FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta and Bayer CropScience propose a comprehensive action plan to help unlock EU stalemate on bee health”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Daniel Braxton		Lars Oestergaard
		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, March 28, 2013

Syngenta and Bayer CropScience propose a comprehensive action plan to help unlock EU stalemate on bee health

Syngenta and Bayer CropScience today proposed an action plan to help unlock the EU stalemate on bee health. This follows the failure of the European Commission to reach agreement with Member States on an appropriate response to EFSA’s report on the theoretical risk to bee health from neonicotinoid pesticides.

John Atkin, Syngenta’s Chief Operating Officer, said: “This comprehensive plan will bring valuable insights into the area of bee health, whereas a ban on neonicotinoids would simply close the door to understanding the problem.  Banning these products would not save a single hive and it is time that everyone focused on addressing the real causes of declining bee populations.  The plan is based on our confidence in the safety of our products and on our historical commitment to improving the environment for bees.”

Dr. Rüdiger Scheitza, Member of the Board of Management of Bayer CropScience and Head of Strategy & Business Management, said: ”Even though all the evidence points to various parasites and diseases being the true cause of poor bee health, we are keen to do everything in our power to give consumers confidence in our products. The significant lack of agreement between the European Commission and the Member States needs a bold plan so that farmers in Europe can continue to produce the high quality affordable food, in a way that promotes the health of bees and other pollinators. We believe that such a plan as this can be delivered.”

The key features of the action plan are:

1.	Significantly scale up the creation of pollen rich, flowering field margins across the EU to provide essential habitat and nutrition for bees.

2.
Support for the establishment of a comprehensive field monitoring program for bee health including the detection of neonicotinoid crop protection products – particularly in maize, oilseed rape, sunflower and cotton.

3.
Mandatory implementation of strict measures to mitigate the exposure risk to bees; these are currently already recommended by the manufacturers and effectively applied by most farmers as good agricultural practice.

Syngenta – March 28, 2013 / Page 1 of 3

4.	Investment in and implementation, at the earliest opportunity, of new technologies which further reduce dust emissions from the planting of seed treated with neonicotinoid crop protection products.

5.
Further investment in the research and development of new solutions for the main factors impacting bee health, which include parasites and viruses, and establishment of area-wide long-term pilot studies which demonstrate their effectiveness.

NOTES TO EDITORS

In further detail, the key features of the action plan are:

Significantly scale up the provision of pollen rich flowering field margins across the EU to be sown alongside bee attractive crops treated with neonicotinoids to provide habitat and nutrition.
•	This would build on Syngenta’s 10-year Operation Pollinator program which has demonstrated that these margins dramatically increase pollinator populations, including honeybees.
•	This would address one of the main factors identified by the European Commission in the decline in bee health.

Support for the establishment of a comprehensive field monitoring program for bee health including the detection of crop protection chemicals
•	A comprehensive program, following the guidelines for surveillance projects by the EU Reference Laboratory for honey bee health, shall be established.
•	The current monitoring work of the EU reference laboratories on bee health, supported by national bee institutes, should be reinforced and extended.
•	Within this new scope the detection of chemicals from crop protection, particularly neonicotinoids, and veterinary products should be included.

Mandatory implementation of strict measures to mitigate the exposure risk to bees
•	High quality treatment of seed to take place only in certified production sites which participate in a Quality Assurance Scheme.
•
Strict rules governing the use of treated seed, such as the mandatory use of deflectors in planting machinery, application only by professional and certified users, and improved information exchange between farmers and beekeepers.

•
Bayer Crop Science recently developed “SweepAir”, a new air-cleaning technology for maize sowing equipment offering a significant improvement in comparison to standard technology; first field tests with the prototype indicate a dust reduction well above 95%.

Invest in and roll out new technologies which further reduce the dust emissions from the planting of seed treated with neonicotinoid crop protection chemicals
•
Bayer CropScience and Syngenta are both working on new solutions to further improve the coating of seeds treated with crop protection chemicals and the way they are planted to ensure that dust emissions are minimized.

•	Some of these solutions are ready to be deployed and we commit to continuing our investment in the research and development of these risk mitigation measures.

Syngenta – March 28, 2013 / Page 2 of 3

Further invest in the research and development of new solutions for the main factors impacting bee health
•
The European Commission identifies disease and viruses such as Varroa destructor, American foulbrood, European foulbrood, Nosema spp., and honey bee viruses as the main cause of the decline in bee health.

•	Bayer CropScience and Syngenta have both invested in the research and development of new solutions to these parasites, diseases and viruses and commit to stepping up our activities in this area.
•	Bayer CropScience and Syngenta commit to supporting area-wide long-term pilot studies which demonstrate their effectiveness.

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – March 28, 2013 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 28, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration